UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

FUTURE-READY

THIRD QUARTER 2023 RESULTS

Investor Relations
Jorge Collazo | jorge.collazo@kof.com.mx
Lorena Martin | lorena.martinl@kof.com.mx
Marene Aranzabal | marene.aranzabal@kof.com.mx

Coca-Cola FEMSA

Mexico City, October 25, 2023, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the third quarter of 2023.

THIRD QUARTER HIGHLIGHTS

•	Volume growth 11.6%
•	Revenue growth 10.1%
•	Operating income growth 15.3%
•	Majority net income growth 23.0%
•	Earnings per share[1] were Ps. 0.32. (Earnings per unit were Ps. 2.56 and per ADS were Ps. 25.61.)
•	Achieved more than 946 thousand monthly active buyers on Juntos+, our omnichannel B2B platform

FIRST NINE MONTHS HIGHLIGHTS

•	Volume growth 8.4%
•	Revenue growth 9.2%
•	Operating income growth 13.0%
•	Majority net income growth 19.1%
•	Earnings per share[1] were Ps. 0.85. (Earnings per unit were Ps. 6.77 and per ADS were Ps. 67.66.)
•	Achieved more than US$1.7 billion in digital revenues through Juntos+

FINANCIAL SUMMARY FOR THE THIRD QUARTER RESULTS
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		3Q23	YTD 2023	3Q23	YTD 2023	3Q23	YTD 2023	3Q23	YTD 2023
As Reported	Consolidated	10.1%	9.2%	13.6%	10.9%	15.3%	13.0%	23.0%	19.1%
	Mexico & Central America	15.5%	14.9%	17.9%	14.9%	19.2%	11.5%
	South America	2.2%	1.2%	6.5%	4.0%	6.7%	16.6%

Comparable (2)	Consolidated	19.2%	19.2%	22.9%	20.5%	24.1%	21.0%
	Mexico & Central America	18.2%	17.0%	20.5%	16.8%	22.5%	13.5%
	South America	21.0%	23.0%	27.4%	28.2%	28.1%	44.7%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“We are pleased to report solid third quarter results. Our strategic focus on growth has enabled us to build and sustain strong momentum, delivering a quarterly volume increase of 11.6% year on year. This performance includes growth across all of our operations, with double-digit growth in Mexico, Guatemala, Colombia, Uruguay, Costa Rica, and Nicaragua. Notably, on a currency neutral basis, our top-line increased 19.2%, and our operating income increased 24.1%, underscoring the resilience of our company.

As we deliver on our growing the core strategic priority, we continue increasing investments in both manufacturing and distribution capacity to debottleneck our infrastructure and unlock growth. We continue accelerating the rollout of our omnichannel B2B platform, Juntos+, which now serves 946 thousand monthly active buyers and have completed the rollout of our app version 4.0 in Brazil.

We have confidence that Coca-Cola FEMSA’s team execution of our strategy, is setting us on a path towards long-term sustainable growth and value creation.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q23 Results October 25, 2023	Page 2 of 17

RECENT DEVELOPMENTS

•	On September 14, 2023, Coca-Cola FEMSA commemorated the 30th anniversary of its initial public offering and trading of its shares on the Mexican Stock Exchange (“BMV”) and the New York Stock Exchange (“NYSE”). Since 1993, The Coca-Cola Company has maintained a significant interest in the capital stock of Coca-Cola FEMSA which in time has helped its growth from a Mexico-based bottler to extend its footprint to other countries and become the largest Coca-Cola bottler in the world in terms of sales volume.

•	On November 3, 2023, Coca-Cola FEMSA will pay the second installment of the ordinary dividend approved for Ps. 0.3625 per share, for a total cash distribution of Ps. 6,092 million.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 3Q23 Results October 25, 2023	Page 3 of 17

CONSOLIDATED third QUARTER RESULTS

CONSOLIDATED THIRD QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2023	3Q 2022	Δ%	Δ%
Total revenues	62,853	57,093	10.1%	19.2%
Gross profit	28,848	25,392	13.6%	22.9%
Operating income	8,460	7,335	15.3%	24.1%
Adj. EBITDA (2)	11,830	10,626	11.3%	20.5%

Volume increased 11.6% to 1,033.1 million unit cases, driven by volume growth in all of our territories, including double-digit volume growth in Mexico, Guatemala, Costa Rica, Nicaragua, Colombia, and Uruguay. Excluding the acquisition of the Cristal bulk water business in Mexico, total volume would have increased 9.8%.

Total revenues increased 10.1% to Ps. 62,853 million. This increase was driven mainly by volume growth, partially offset by unfavorable currency translation effects from most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 19.2%.

Gross profit increased 13.6% to Ps. 28,848 million, and gross margin expanded 140 basis points to 45.9%. This expansion was driven mainly by our top-line growth, easing packaging costs, and the appreciation of most of our operating currencies as applied to our U.S dollar-denominated raw material costs. These effects were partially offset by higher sweetener costs across our territories. Excluding currency translation effects, gross profit increased 22.9%.

Operating income increased 15.3% to Ps. 8,460 million, and operating margin expanded 70 basis points to 13.5%. This expansion was driven mainly by a solid top-line performance, easing packaging costs, and the appreciation of most of our operating currencies as applied to our U.S. dollar denominated raw material costs. These effects were partially offset by an increase in sweeteners, fixed costs, and expenses such as labor, marketing, and maintenance. Excluding currency translation effects, operating income increased 24.1%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q23 Results October 25, 2023	Page 4 of 17

Comprehensive financing result recorded an expense of Ps. 552 million, compared to an expense of Ps. 682 million in the previous year. This decrease was driven mainly by a foreign exchange gain of Ps. 322 million as compared to a gain of Ps. 40 million, as our net cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican Peso and other operating currencies as compared to the previous quarter.

Additionally, we recorded a gain of Ps. 95 million in financial instruments as compared to a loss of Ps. 157 million during the previous year, driven mainly by a decrease in interest rates in Brazil.

These effects were partially offset by an increase in our interest expense, net. This quarter we recorded a higher interest expense of Ps. 1,707 million as compared to an expense of Ps. 1,339 million during the previous year, as a result of the tender offer completed during the third quarter of 2022 which lowered our comparison base. This increase in interest expense was partially offset by an increase in our interest income, driven by higher interest rates.

Finally, we recognized a lower gain in monetary position in inflationary subsidiaries of Ps. 17 million, as compared to a gain of Ps. 124 million during the same period of the previous year.

Income tax as a percentage of income before taxes was 29.6% as compared to 33.5% during the same period of 2022. This decrease was driven mainly by favorable inflationary adjustments in Mexico and deferred taxes.

Net income attributable to equity holders of the company was Ps. 5,380 million as compared to Ps. 4,374 million during the same period of the previous year. This increase was driven mainly by operating income growth, coupled with a decrease in our comprehensive financing result. Earnings per share1 were Ps. 0.32 (Earnings per unit were Ps. 2.56 and per ADS were Ps. 25.61.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 3Q23 Results October 25, 2023	Page 5 of 17

CONSOLIDATED FIRST nine months RESULTS

CONSOLIDATED FIRST NINE MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2023	YTD 2022	Δ%	Δ%
Total revenues	181,376	166,042	9.2%	19.2%
Gross profit	81,451	73,469	10.9%	20.5%
Operating income	24,716	21,881	13.0%	21.0%
Adj. EBITDA (2)	33,737	31,151	8.3%	17.3%

Volume increased 8.4% to 2,991.6 million unit cases, driven by volume growth in all of our territories, including strong performances in Mexico, Brazil, and Guatemala. Excluding the acquisition of the Cristal bulk water business in Mexico, total volume increased 6.5%.

Total revenues increased 9.2% to Ps. 181,376 million. Volume growth, revenue management initiatives, and favorable mix effects drove this increase. These factors were partially offset by unfavorable currency translation effects from most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 19.2%.

Gross profit increased 10.9% to Ps. 81,451 million, and gross margin expanded 70 basis points to 44.9%. This gross profit increase was driven mainly by our top-line growth, easing packaging costs, and favorable raw material hedging initiatives. These effects were partially offset by higher sweetener costs across our territories. Excluding currency translation effects, gross profit increased 20.5%.

Operating income increased 13.0% to Ps. 24,716 million, and operating margin expanded 40 basis points to 13.6%. This growth was driven mainly by a solid top-line performance and an operating foreign exchange gain in Mexico as a result of the appreciation of the Mexican Peso. These effects were partially offset by an increase in raw material costs, mainly sweeteners, coupled with an increase in operating expenses such as labor, marketing, and maintenance. Excluding currency translation effects, operating income increased 21.0%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q23 Results October 25, 2023	Page 6 of 17

Comprehensive financing result recorded an expense of Ps. 3,329 million, compared to an expense of Ps. 3,438 million in the previous year. This slight decrease was driven mainly by a gain in financial instruments of Ps. 80 million as compared to a loss of Ps. 738 million during the same period of the previous year. This was driven mainly by a market value loss recorded during the first quarter of 2022, partially offset by a market value gain recognized during the second quarter of 2022. In accordance with IFRS 9, as of the second quarter of 2022, we are recognizing the hedging gain or loss on the debt instrument that is being hedged using interest rate derivatives.

In addition, we recorded a decrease in our interest expense, net of 9.2% mainly as a result of a gain in our interest income that was driven by an increase in interest rates. Additionally, we recorded a decrease in our interest expense, as a result of the tender offer completed during the third quarter of 2022, which reduced our baseline.

These effects were partially offset by a higher foreign exchange loss of Ps. 739 million as compared to a loss of Ps. 46 million during the first nine months of the previous year, mainly as our net cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso. In addition, we recorded a lower gain in monetary position in inflationary subsidiaries of Ps. 134 million as compared to a gain of Ps. 434 million during the same period of the previous year.

Income tax as a percentage of income before taxes was 29.6% as compared to 33.5% during the same period of 2022. This decrease was driven mainly by favorable inflationary effects in Mexico and deferred taxes.

Net income attributable to equity holders of the company increased 19.1% to reach Ps. 14,213 million during the first nine months of 2023, as compared to Ps. 11,931 million during the same period of the previous year. This increase was driven mainly by operating income growth. Earnings per share1 were Ps. 0.85 (Earnings per unit were Ps. 6.77 and per ADS were Ps. 67.66.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 3Q23 Results October 25, 2023	Page 7 of 17

MEXICO & CENTRAL AMERICA DIVISION third QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2023	3Q 2022	Δ%	Δ%
Total revenues	39,035	33,799	15.5%	18.2%
Gross profit	18,689	15,855	17.9%	20.5%
Operating income	6,032	5,059	19.2%	22.5%
Adj. EBITDA (2)	8,182	7,171	14.1%	17.0%

Volume increased 13.9%, driven by double-digit growth in Mexico, Guatemala, Costa Rica, and Nicaragua. These volumes include the integration of the Cristal bulk water business, excluding this effect, volume increased 11.0% in the division and 9.7% in Mexico.

Total revenues increased 15.5% to Ps. 39,035 million, driven by volume growth, partially offset by unfavorable currency translation effects from most of our operating currencies in Central America. Excluding currency translation effects, total revenues increased 18.2%.

Gross profit increased 17.9% to Ps. 18,689 million, and gross margin expanded 100 basis points to 47.9%. This margin expansion was driven mainly by our top-line growth, easing packaging costs, and the appreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by an increase in sweeteners costs. Excluding currency translation effects, gross profit increased 20.5%.

Operating income increased 19.2% to Ps. 6,032 million, and operating margin expanded 50 basis points to 15.5%, driven mainly by our top-line and gross profit growth. These effects were partially offset by an increase in operating expenses such as labor and maintenance. Excluding currency translation effects, operating income increased 22.5%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q23 Results October 25, 2023	Page 8 of 17

SOUTH AMERICA DIVISION third QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2023	3Q 2022	Δ%	Δ%
Total revenues	23,818	23,294	2.2%	21.0%
Gross profit	10,159	9,537	6.5%	27.4%
Operating income	2,428	2,275	6.7%	28.1%
Adj. EBITDA (2)	3,647	3,455	5.6%	29.1%

Volume increased 8.1%, driven by growth across all of our territories in the division with a solid performance in Brazil, Colombia, and Uruguay, coupled with a slight volume growth in Argentina.

Total revenues increased 2.2% to Ps. 23,818 million. This increase was driven mainly by volume growth, offset by unfavorable currency translation effects of all of our operating currencies in the division into Mexican Pesos. Excluding currency translation effects, total revenues increased 21.0%.

Gross profit increased 6.5% to Ps. 10,159 million, and gross margin expanded 180 basis points to 42.7%. This increase was driven mainly by our top-line growth, easing packaging costs, and the appreciation of most of our operating currencies as compared to the U.S. dollar. These effects were partially offset by increases in sweeteners and the depreciation of the Argentine Peso as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 27.4%.

Operating income increased 6.7% to Ps. 2,428 million, resulting in an operating margin expansion of 40 basis points to 10.2%. This increase was driven mainly by operating expense efficiencies and an increase in operating leverage resulting from volume growth. These effects were partially offset by higher labor and freight expenses. Excluding currency translation effects, operating income increased 28.1%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q23 Results October 25, 2023	Page 9 of 17

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, in this case the acquisition of CVI in Brazil, integrated as of February 2022; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 3Q23 Results October 25, 2023	Page 10 of 17

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 266 million. With over 80 thousand employees, the Company markets and sells approximately 3.5 billion unit cases through 2 million points of sale a year. Operating 49 manufacturing plants and 260 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 3Q23 Results October 25, 2023	Page 11 of 17

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,048.6		5,507.3		9.8%	9.8%	17,548.7		16,327.4		7.5%	7.4%
Volume (million unit cases)	1,033.1		925.8		11.6%	11.6%	2,991.6		2,759.9		8.4%	8.3%
Average price per unit case	58.87		60.15		-2.1%		58.72		58.65		0.1%
Net revenues	62,612		57,017		9.8%		180,780		165,723		9.1%
Other operating revenues	241		77		213.6%		596		319		86.8%
Total revenues (2)	62,853	100.0%	57,093	100.0%	10.1%	19.2%	181,376	100.0%	166,042	100.0%	9.2%	19.2%
Cost of goods sold	34,005	54.1%	31,702	55.5%	7.3%		99,925	55.1%	92,573	55.8%	7.9%
Gross profit	28,848	45.9%	25,392	44.5%	13.6%	22.9%	81,451	44.9%	73,469	44.2%	10.9%	20.5%
Operating expenses	19,970	31.8%	17,933	31.4%	11.4%		56,500	31.2%	51,290	30.9%	10.2%
Other operative expenses, net	500	0.8%	167	0.3%	200.0%		421	0.2%	451	0.3%	-6.7%
Operative equity method (gain) loss in associates(3)	(82)	-0.1%	(43)	-0.1%	91.3%		(187)	-0.1%	(152)	-0.1%	22.5%
Operating income (5)	8,460	13.5%	7,335	12.8%	15.3%	24.1%	24,716	13.6%	21,881	13.2%	13.0%	21.0%
Other non operative expenses, net	138	0.2%	94	0.2%	46.5%		484	0.3%	343	0.2%	40.9%
Non Operative equity method (gain) loss in associates (4)	(16)	0.0%	(113)	-0.2%	-85.6%		149	0.1%	(141)	-0.1%	-205.5%
Interest expense	1,707		1,339		27.5%		5,382		4,694		14.6%
Interest income	721		649		11.1%		2,578		1,606		60.5%
Interest expense, net	986		690		42.9%		2,804		3,088		-9.2%
Foreign exchange loss (gain)	(322)		(40)		696.8%		739		46		1518.8%
Loss (gain) on monetary position in inflationary subsidiaries	(17)		(124)		-86.3%		(134)		(434)		-69.1%
Market value (gain) loss on financial instruments	(95)		157		-160.4%		(80)		738		-110.8%
Comprehensive financing result	552		682		-19.0%		3,329		3,438		-3.2%
Income before taxes	7,786		6,671		16.7%		20,754		18,241		13.8%
Income taxes	2,273		2,166		4.9%		6,128		5,972		2.6%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	5,513		4,505		22.4%		14,627		12,269		19.2%
Net income attributable to equity holders of the company	5,380	8.6%	4,374	7.7%	23.0%	33.9%	14,213	7.8%	11,931	7.2%	19.1%	30.2%
Non-controlling interest	133	0.2%	131	0.2%	1.4%		414	0.2%	339	0.2%	22.1%

Adj. EBITDA & CAPEX	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	8,460	13.5%	7,335	12.8%	15.3%	24.1%	24,716	13.6%	21,881	13.2%	13.0%	21.0%
Depreciation	2,468		2,515		-1.9%		7,179		7,287		-1.5%
Amortization and other operative non-cash charges	902		777		16.1%		1,841		1,983		-7.2%
Adj. EBITDA (5)(6)	11,830	18.8%	10,626	18.6%	11.3%	20.5%	33,737	18.6%	31,151	18.8%	8.3%	17.3%
CAPEX(8)	4,976		4,026		23.6%		11,713		11,191		4.7%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 15 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)              As of September 30, 2023, the investment in fixed assets effectively paid is equivalent to Ps. 11,792 million.

Coca-Cola FEMSA Reports 3Q23 Results October 25, 2023	Page 12 of 17

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,232.8		2,937.1		10.1%	10.1%	9,363.2		8,712.0		7.5%	7.5%
Volume (million unit cases)	633.2		555.8		13.9%	13.9%	1,813.9		1,640.5		10.6%	10.6%
Average price per unit case	61.28		60.80		0.8%		61.36		59.24		3.6%
Net revenues	39,024		33,791				111,717		97,184
Other operating revenues	11		8				23		25
Total Revenues (2)	39,035	100.0%	33,799	100.0%	15.5%	18.2%	111,740	100.0%	97,209	100.0%	14.9%	17.0%
Cost of goods sold	20,346	52.1%	17,945	53.1%			58,497	52.4%	50,853	52.3%
Gross profit	18,689	47.9%	15,855	46.9%	17.9%	20.5%	53,243	47.6%	46,356	47.7%	14.9%	16.8%
Operating expenses	12,370	31.7%	10,710	31.7%			35,680	0.3	30,378	0.3
Other operative expenses, net	344	0.9%	121	0.4%			132	0.1%	355	0.4%
Operative equity method (gain) loss in associates (3)	(57)	-0.1%	(36)	-0.1%			(121)	-0.1%	(112)	-0.1%
Operating income (4)	6,032	15.5%	5,059	15.0%	19.2%	22.5%	17,552	15.7%	15,736	16.2%	11.5%	11.5%
Depreciation, amortization & other operating non-cash charges	2,151	5.5%	2,111	6.2%			5,566	5.0%	5,690	5.9%
Adj. EBITDA (4)(5)	8,182	21.0%	7,171	21.2%	14.1%	17.0%	23,118	20.7%	21,426	22.0%	7.9%	7.9%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 15 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, among others.

(4)              The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,815.8		2,570.2		9.6%	9.6%	8,185.5		7,615.4		7.5%	7.2%
Volume (million unit cases)	399.9		370.0		8.1%	8.1%	1,177.7		1,119.4		5.2%	4.9%
Average price per unit case	55.05		59.18		-7.0%		54.65		57.78		-5.4%
Net revenues	23,588		23,225				69,063		68,539
Other operating revenues	230		69				573		293
Total Revenues (2)	23,818	100.0%	23,294	100.0%	2.2%	21.0%	69,636	100.0%	68,833	100.0%	1.2%	23.0%
Cost of goods sold	13,659	57.3%	13,757	59.1%			41,428	59.5%	41,720	60.6%
Gross profit	10,159	42.7%	9,537	40.9%	6.5%	27.4%	28,208	40.5%	27,113	39.4%	4.0%	28.2%
Operating expenses	7,600	31.9%	7,223	31.0%			20,820	29.9%	20,912	30.4%
Other operative expenses, net	156	0.7%	46	0.2%			289	0.4%	96	0.1%
Operative equity method (gain) loss in associates (3)	(25)	-0.1%	(7)	0.0%			(66)	-0.1%	(40)	-0.1%
Operating income (4)	2,428	10.2%	2,275	9.8%	6.7%	28.1%	7,165	10.3%	6,145	8.9%	16.6%	44.7%
Depreciation, amortization & other operating non-cash charges	1,220	5.1%	1,180	5.1%			3,454	5.0%	3,580	5.2%
Adj. EBITDA (4)(5)	3,647	15.3%	3,455	14.8%	5.6%	29.1%	10,619	15.2%	9,724	14.1%	9.2%	38.0%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q23 Results October 25, 2023	Page 13 of 17

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Sep-23	Dec-22	% Var.	Liabilities & Equity	Sep-23	Dec-22	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	38	8,524	-100%
	38,544	40,277	-4%	Suppliers	24,452	26,834	-9%
Total accounts receivable	14,292	16,318	-12%	Short-term leasing Liabilities	609	472	29%
Inventories	11,591	11,888	-2%	Other current liabilities	33,847	22,129	53%
Other current assets	8,329	10,729	-22%	Total current liabilities	58,947	57,959	2%
Total current assets	72,756	79,211	-8%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	66,123	70,146	-6%
Property, plant and equipment	130,010	125,293	4%	Long Term Leasing Liabilities	1,615	1,663	-3%
Accumulated depreciation	(56,024)	(54,088)	4%	Other long-term liabilities	17,107	16,351	5%
Total property, plant and equipment, net	73,986	71,205	4%	Total liabilities	143,791	146,119	-2%
Right of use assets	2,119	2,069	2%	Equity
Investment in shares	8,664	8,452	3%	Non-controlling interest	6,597	6,491	2%
Intangible assets and other assets	101,241	103,122	-2%	Total controlling interest	124,228	125,384	-1%
Other non-current assets	15,851	13,936	14%	Total equity	130,825	131,876	-1%
Total Assets	274,616	277,995	-1%	Total Liabilities and Equity	274,616	277,995	-1%

	September 30, 2023
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	62.4%	7.2%	8.7%
U.S. Dollars	16.7%	37.4%	4.8%
Colombian Pesos	1.3%	0.0%	6.3%
Brazilian Reals	19.5%	74.6%	10.3%
Total Debt	100%	25.4%	8.3%

(1) After giving effect to cross- currency swaps.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	3Q 2023	FY 2022	Δ%
Net debt including effect of hedges (1)(3)	29,580	38,104	-22.4%
Net debt including effect of hedges / Adj.EBITDA (1)(3)	0.65	0.89
Adj. EBITDA/ Interest expense, net (1)	12.03	10.34
Capitalization (2)	33.6%	38.9%
(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 3Q23 Results October 25, 2023	Page 14 of 17

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	3Q 2023					3Q 2022					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico (3)	377.2	31.8	98.7	37.5	545.3	344.8	26.8	76.4	34.0	481.9	13.1%
Guatemala	41.3	2.1	-	2.3	45.7	34.1	0.6	-	2.3	36.9	23.9%
CAM South	34.3	1.3	0.8	5.7	42.2	29.7	1.7	0.2	5.3	36.9	14.3%
Mexico and Central America	452.8	35.3	99.6	45.5	633.2	408.6	29.1	76.6	41.5	555.8	13.9%
Colombia	68.6	11.0	3.7	7.7	91.0	61.8	8.8	3.2	7.1	80.8	12.6%
Brazil (4)	214.1	18.2	2.4	21.2	255.9	204.1	14.6	2.0	18.2	238.9	7.1%
Argentina	31.5	4.7	1.4	3.4	41.0	32.3	3.6	0.8	3.2	39.9	2.6%
Uruguay	9.4	2.1	-	0.5	12.0	8.8	1.2	-	0.4	10.3	15.7%
South America	323.6	35.9	7.5	32.8	399.9	307.0	28.2	6.0	28.8	370.0	8.1%
TOTAL	776.5	71.2	107.1	78.4	1,033.1	715.6	57.3	82.5	70.4	925.8	11.6%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water
(3) Includes 16.6 million unit cases corresponding to the acquisition of Cristal from Embotelladoras Bepensa

Transactions
	3Q 2023					3Q 2022					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico (3)	2,067.6	225.8		260.4	2,553.7	1,920.9	188.6		239.7	2,349.2	8.7%
Guatemala	313.4	14.8		24.0	352.2	266.2	4.7		34.8	305.8	15.2%
CAM South	254.1	13.1		59.7	326.9	222.4	11.8		47.9	282.1	15.9%
Mexico and Central America	2,635.1	253.7		344.0	3,232.8	2,409.5	205.1		322.5	2,937.1	10.1%
Colombia	508.2	115.4		77.1	700.7	458.5	93.8		75.8	628.1	11.6%
Brazil (4)	1,433.2	158.4		239.5	1,831.1	1,334.8	130.4		203.2	1,668.4	9.7%
Argentina	165.6	30.8		31.9	228.2	171.5	24.3		27.8	223.6	2.1%
Uruguay	44.0	7.6		4.2	55.8	42.2	4.6		3.3	50.1	11.5%
South America	2,151.0	312.2		352.6	2,815.8	2,007.1	253.1		310.0	2,570.2	9.6%
TOTAL	4,786.0	565.9		696.7	6,048.6	4,416.6	458.2		632.5	5,507.3	9.8%

Revenues
Expressed in million Mexican Pesos	3Q 2023	3Q 2022	Δ %
Mexico	32,378	27,797	16.5%
Guatemala	3,331	3,083	8.0%
CAM South	3,327	2,920	13.9%
Mexico and Central America	39,035	33,799	15.5%
Colombia	4,801	4,372	9.8%
Brazil (5)	15,760	15,281	3.1%
Argentina	2,245	2,691	-16.6%
Uruguay	1,012	950	6.6%
South America	23,818	23,294	2.2%
TOTAL	62,853	57,093	10.1%

(4) Volume and transactions in Brazil do not include beer
(5) Brazil includes beer revenues of Ps. 1,421.6 million for the third quarter of 2023 and Ps.1,325.2 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q23 Results October 25, 2023	Page 15 of 17

COCA-COLA FEMSA
YTD- VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2023					YTD 2022					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico (3)	1,062.7	95.3	290.7	110.8	1,559.5	1,013.5	79.4	225.8	101.5	1,420.2	9.8%
Guatemala	117.1	5.7	-	6.9	129.8	97.7	3.7	-	6.6	108.0	20.1%
CAM South	100.8	4.8	1.9	17.1	124.6	91.5	4.7	0.6	15.4	112.3	10.9%
Mexico and Central America	1,280.6	105.8	292.6	134.9	1,813.9	1,202.7	87.8	226.4	123.6	1,640.5	10.6%
Colombia	193.9	29.1	10.5	22.3	255.7	188.5	24.9	9.1	22.1	244.7	4.5%
Brazil (4)	636.0	52.8	7.0	61.4	757.2	604.6	46.2	7.9	61.8	720.5	5.1%
Argentina	97.3	14.5	3.9	11.9	127.6	98.3	11.1	2.7	10.3	122.3	4.3%
Uruguay	28.6	7.1	-	1.6	37.3	26.9	4.0	-	1.0	31.9	16.8%
South America	955.7	103.4	21.4	97.1	1,177.7	918.3	86.1	19.7	95.2	1,119.4	5.2%
TOTAL	2,236.3	209.2	314.1	232.0	2,991.6	2,121.1	174.0	246.1	218.8	2,759.9	8.4%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water
(3) Includes 49.2 million unit cases corresponding to the acquisition of Cristal from Embotelladoras Bepensa

Transactions
	YTD 2023					YTD 2022					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico (3)	5,935.0	675.7		783.1	7,393.8	5,681.0	559.7		727.8	6,968.5	6.1%
Guatemala	886.3	43.7		70.3	1,000.3	765.8	27.4		64.9	858.1	16.6%
CAM South	745.3	40.6		183.2	969.1	673.3	36.8		175.2	885.3	9.5%
Mexico and Central America	7,566.6	760.0		1,036.5	9,363.2	7,120.1	624.0		968.0	8,712.0	7.5%
Colombia	1,429.1	305.2		234.1	1,968.4	1,353.0	267.3		237.5	1,857.8	6.0%
Brazil (4)	4,182.7	463.8		689.0	5,335.5	3,899.2	404.0		629.8	4,933.0	8.2%
Argentina	507.3	94.2		104.9	706.3	511.7	71.8		85.0	668.6	5.6%
Uruguay	135.7	26.0		13.8	175.4	131.3	15.3		9.4	156.0	12.4%
South America	6,254.6	889.2		1,041.8	8,185.6	5,895.2	758.5		961.7	7,615.4	7.5%
TOTAL	13,821.3	1,649.2		2,078.3	17,548.8	13,015.3	1,382.4		1,929.7	16,327.4	7.5%

Revenues
Expressed in million Mexican Pesos	YTD 2023	YTD 2022	Δ %
Mexico	91,906	79,524	15.6%
Guatemala	9,664	8,929	8.2%
CAM South	10,171	8,756	16.2%
Mexico and Central America	111,740	97,209	14.9%
Colombia	12,585	13,233	-4.9%
Brazil (5)	46,838	44,651	4.9%
Argentina	7,102	8,154	-12.9%
Uruguay	3,110	2,795	11.3%
South America	69,636	68,833	1.2%
TOTAL	181,376	166,042	9.2%

(4) Volume and transactions in Brazil do not include beer
(5) Brazil includes beer revenues of Ps. 4,382.5 million for the first six months of 2023 and Ps. 3,857.5 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q23 Results October 25, 2023	Page 16 of 17

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	3Q23	YTD
Mexico	4.44%	1.57%	2.86%
Colombia	11.49%	1.46%	7.81%
Brasil	4.43%	0.26%	3.65%
Argentina	128.90%	28.97%	93.58%
Costa Rica	-3.22%	-0.89%	-2.02%
Panama	2.17%	0.10%	1.92%
Guatemala	4.19%	0.95%	3.07%
Nicaragua	7.58%	1.31%	4.56%
Uruguay	4.07%	-0.64%	3.95%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	3Q23	3Q22	Δ %	YTD 23	YTD 22	Δ %
México	17.06	20.24	-15.7%	17.83	20.27	-12.0%
Colombia	4,047.64	4,386.03	-7.7%	4,410.88	4,072.13	8.3%
Brasil	4.88	5.25	-7.0%	5.01	5.13	-2.4%
Argentina	312.85	135.80	130.4%	245.82	120.11	104.7%
Costa Rica	543.28	664.64	-18.3%	551.67	662.97	-16.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.86	7.76	1.3%	7.83	7.71	1.5%
Nicaragua	36.49	35.96	1.5%	36.40	35.79	1.7%
Uruguay	37.96	40.83	-7.0%	38.58	41.57	-7.2%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Sep-23	Sep-22	Δ %	Jun-23	Jun-22	Δ %
México	17.62	20.31	-13.2%	17.07	19.98	-14.6%
Colombia	4,053.76	4,532.07	-10.6%	4,191.28	4,127.47	1.5%
Brasil	5.01	5.41	-7.4%	4.82	5.24	-8.0%
Argentina	349.95	147.32	137.5%	256.70	125.23	105.0%
Costa Rica	542.35	632.72	-14.3%	549.48	692.25	-20.6%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.86	7.88	-0.3%	7.85	7.76	1.2%
Nicaragua	36.53	36.05	1.3%	36.44	35.87	1.6%
Uruguay	38.56	41.74	-7.6%	37.41	39.86	-6.2%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 3Q23 Results October 25, 2023	Page 17 of 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: October 24, 2023